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800 Nicollet Mall                                               RICHARD J. ERTEL
BC-MN-HO5F                                                               COUNSEL
Minneapolis, MN 55402                                Direct line: (612) 303-7987
                                                             Fax: (612) 303-4223

August 16, 2007

Ms. Kimberly Browning                                VIA EDGAR
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  First American Investment Funds, Inc.
     SEC File Nos. 033-16905 and 811-05309
     Response to Staff Comments on Preliminary Proxy Statement (Form PRE 14A) Filed with the Commission on August 2, 2007

Dear Ms. Browning:

The purpose of this letter is to respond to the comments that you transmitted by telephone on August 16, 2007 regarding the preliminary proxy statement for the above-listed registrant (the "Registrant"), related to International Fund (the "Fund"), a series of the Registrant. Following is our response to your comments, which appear in bold-face type below.

1. IN YOUR RESPONSE LETTER DATED AUGUST 14, 2007, YOU STATED THAT THE ADVISOR DOES "NOT CONTEMPLATE USING A PERFORMANCE FEE STRUCTURE TO COMPENSATE SUB-ADVISORS TO THE FUND." PLEASE DISCLOSE IN THE PROXY STATEMENT THE POSSIBILITY, HOWEVER REMOTE, THAT A PERFORMANCE FEE STRUCTURE MAY BE IMPLEMENTED IN THE FUTURE AND THAT, IF SHAREHOLDERS APPROVE THE MANAGER-OF-MANAGERS STRUCTURE, SHAREHOLDERS WOULD NOT HAVE THE OPPORTUNITY TO APPROVE SUCH STRUCTURE.

     We have added the following sentence to the second paragraph under "Description of the Manager-of-Managers Structure" on page 3 of the proxy statement, immediately following the first sentence in that paragraph:

          For example, should the Advisor choose to compensate unaffiliated sub-advisors based on a rate that adjusts upward or downward based upon the Fund's performance relative to its benchmark index (a "performance-based fee"), rather than the current fixed rate fee structure, shareholders would not be asked to approve such a change.

In connection with the review of the above-referenced filing by the staff of the Securities and Exchange Commission (the "Commission"), the Registrant hereby acknowledges that:

     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

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     2.   Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987. Thank you for your help.

                                        Sincerely,


                                        /s/ Richard J. Ertel

                                        Richard J. Ertel
                                        Assistant Secretary to the Registrant